Exhibit 99.1

Dividend Reinvestment and Common Stock Purchase Plan Authorization Form

c/o Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, NY 11717

Please sign the authorization located on the reverse side of this form and complete the information below if it has changed.

Name 1

Name 2

Street Address

City, State, Zip Code

Home Telephone Number

( )

Business Telephone Number

( )

NOTE: This Is Not A Proxy

Completion and return of this Authorization Form authorizes your enrollment in the Connecticut Water Service, Inc. Dividend Reinvestment and Common Stock Purchase Plan.

Do not return this form unless you wish to participate in the Plan.

☐	Full Common Stock Dividend Reinvestment and Optional Cash Purchases — If you check this option, you authorize the purchase of additional shares of Common Stock with the cash dividends on all shares of Common Stock currently or subsequently registered in your name, as well as on the shares of Common Stock credited to your Plan Account. In addition, voluntary cash payments of not less than $25 or more than $3,333 per month may be made to purchase additional shares of Common Stock.

☐	Partial Dividend Reinvestment and Optional Cash Purchases — If you check this option, you authorize the purchase of additional shares of Common Stock with the cash dividends on % of the shares (50%, 75%, etc.) of Connecticut Water Service, Inc. Common Stock held by you in certificate form and to apply these dividends, together with any voluntary cash payments of not less than $25 or more than $3,333 per month, to purchase additional shares of Common Stock. NOTE: Checks submitted for Optional Cash Purchases of stock must be received not less than 3 business days prior to the monthly Investment Date. (See Prospectus for details.)

☐	Automatic Monthly Deductions — If you check this option, the Administrator will automatically debit your bank account on or about the first day of each month and invest these deductions in Common Stock. To initiate these deductions, please complete this section of the form and include a voided check or deposit slip for the account you wish to be debited. Please note that the automatic debit will not be in effect until the month following the receipt of this form.

Amount to be deducted:

(Minimum: $25; Maximum: $3,333 per month)

I understand that the purchases will be made under the terms and conditions of the Dividend Reinvestment Plan as described in the Plan Prospectus that accompanied this Authorization Form and that I may revoke this authorization at any time by notifying Broadridge Corporate Issuer Solutions, Inc., in writing, of my desire to terminate my participation. Please return this Authorization Form in the envelope provided to: Broadridge Corporate Issuer Solutions, Inc., 1155 Long Island Avenue, Edgewood, NY 11717. Sign here exactly as name(s) appear on stock certificate(s). If shares are held jointly, all holders must sign.

Stockholder                                   Date                                   Stockholder                                  Date